SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

VistaCare, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839Y109

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages
Exhibit Index on Page 13

CUSIP NO. 92839Y109	13 G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Bessemer Venture Partners III L.P. (“BVP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER – 0 –
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 –
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 92839Y109	13 G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON BVP III Special Situations, L.P. (“BVP III SS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER – 0 –
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 –
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 92839Y109	13 G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Deer III & Co. LLC (“Deer III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER – 0 –
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 –
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 92839Y109	13 G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Robert H. Buescher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER – 0 –
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 –
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 92839Y109	13 G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON William T. Burgin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 75,000 shares.
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER 75,000 shares.
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 92839Y109	13 G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON David J. Cowan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER – 0 –
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 –
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 92839Y109	13 G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Christopher F. O. Gabrieli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 88,527 shares.
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER 88,527 shares.
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,527
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 92839Y109	13 G	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON G. Felda Hardymon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
	6	SHARED VOTING POWER – 0 –
	7	SOLE DISPOSITIVE POWER – 0 –
	8	SHARED DISPOSITIVE POWER – 0 –
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 –
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 92839Y109	13 G	Page 10 of 14 Pages

This Amendment No. 1 amends the Statement on 13(G) (the “Original Statement”) filed by Bessemer Venture Partners III, L.P., a Delaware limited partnership (“BVP III”), BVP III Special Situations, L.P., a Delaware limited partnership (“BVP III SS”), Robert H. Buescher, William T. Burgin, David J. Cowan, Christopher F.O. Gabrieli and G. Felda Hardymon.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.  Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 1(b).                                      ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4800 N. Scottsdale Road, Suite 5000

Scottsdale, Arizona 85251

ITEM 4.                  OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.  The following information with respect to the ownership of the Class A Common Stock of the issuer by the persons filing this statement is provided as of December 31, 2003:

(a)                                  Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b)                                 Percent of Class:

See Row 11 of the cover page for each Reporting Person.

(c)           Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote:

See Row 5 of the cover page for each Reporting Person.

(ii)                                  Shared power to vote or to direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii)                               Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for each Reporting Person.

(iv)                              Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for each Reporting Person.

ITEM 5.                                                     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☒  Yes

Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2004

BESSEMER VENTURE PARTNERS III L.P.

By: Deer III & Co. LLC, General Partner

By:	/s/ J. Edmund Colloton
J. Edmund Colloton
Authorized Officer

BVP III SPECIAL SITUATIONS L.P.

By: Deer III & Co. LLC, General Partner

By:	/s/ J. Edmund Colloton
J. Edmund Colloton
Authorized Officer

DEER III & Co. LLC

By:	/s/ J. Edmund Colloton
J. Edmund Colloton
Authorized Officer

ROBERT H. BUESCHER

By:	*
J. Edmund Colloton
Attorney-in-Fact

WILLIAM T. BURGIN

By:	*
J. Edmund Colloton
Attorney-in-Fact

DAVID J. COWAN

By:	*
J. Edmund Colloton
Attorney-in-Fact

Page 12 of 14 Pages

CHRISTOPHER F. O. GABRIELI

By:	*
J. Edmund Colloton
Attorney-in-Fact

G. FELDA HARDYMON

By:	*
J. Edmund Colloton
Attorney-in-Fact

*Signed  pursuant to a Statement Appointing Designated Filer and Authorized Signatories, dated February 14, 2002 (the “Statement of Designation”) and filed with the SEC on February 14, 2002 as an exhibit to the Form 13G for Telocity Delaware, Inc., filed by Bessemer Venture Partners IV, L.P., which Statement of Designation is incorporated by reference herein.

Page 13 of 14 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Number Page

Exhibit A: Agreement of Joint Filing	14

Page 14 of 14 Pages

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of VistaCare, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.